PRUDENTIAL JENNISON 20/20 FOCUS FUND
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102-4077

March 31, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:           485(b) Filing for Prudential Jennison 20/20 Focus Fund
(formerly, Jennison 20/20 Focus Fund)
Registration Nos. 333-43491 and 811-08587

Dear Sir or Madam:

We are filing today via EDGAR a Post-Effective Amendment under Rule 485(b) to the Registration Statement of the above-referenced Registrant.  This Post-Effective Amendment designates March 31, 2010 as its effective date.

Thank you for your attention to this filing. Please direct any questions regarding this filing to the undersigned at (973) 802-6469.

Sincerely,

/s/ Claudia DiGiacomo
Claudia DiGiacomo
Assistant Secretary